Exhibit 99(a)(5)(E)

SEVERSTAL RESTATES INTEREST IN ACQUIRING
ESMARK INCORPORATED FOR $17.00 PER SHARE

MOSCOW, Russia June 19, 2008:  OAO Severstal (LSE: SVST; RTS: CHMF; “Severstal”), one of the world’s leading metals and mining companies, today sent the following letter to the Board of Directors of Esmark Incorporated (NSDQ: ESMK; “Esmark”) with respect to Severstal’s previously announced all cash $17 per share tender offer to acquire all of the outstanding shares of Esmark common stock.

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June 19, 2008

Board of Directors
Esmark Incorporated
1134 Market Street
Wheeling, WV 26003
Attention:	Mr. James Bouchard
Chairman and Chief Executive Officer

Dear Mr. Bouchard:

We would like to reiterate our continued strong interest in acquiring Esmark Incorporated pursuant to our previously announced tender offer for all outstanding shares of Esmark common stock. We also believe that Severstal is uniquely positioned to promptly consummate an acquisition of Esmark, given the full and enthusiastic support of our proposal by the United Steelworkers and your majority shareholder.

We understand that the arbitrator in the United Steelworkers’ right to bid grievance arbitration with Esmark may consider setting aside Esmark’s Memorandum of Agreement with Essar Steel Holdings Limited.

If the arbitrator sets aside the Memorandum of Agreement, Severstal is aware of and understands Esmark’s financing issues with respect to the loan agreements you entered into with Essar Steel and your other financing agreements.  This is to confirm that we are prepared to immediately replace the Essar financing in a manner that satisfies Esmark’s obligations to all credit parties and does not jeopardize Esmark’s business.

We stand ready to conclude a transaction expeditiously.

We look forward to hearing from you.

Sincerely,

By	/s/ Gregory Mason
Name:	Gregory Mason
Title:	Chief Operating Officer
OAO SEVERSTAL

About Severstal:

OAO Severstal is an international metals and mining company with a listing on the Russian Trading System and the London Stock Exchange. Incorporated in 1993, the company focuses on high value added and unique niche products and has a successful track record of acquiring and integrating high-quality assets in North America and Europe. Severstal owns mining assets in Russia, thus securing its supplies of raw materials. In 2007, Severstal produced 17.5 million tons of steel. Revenues were $15.2 billion and EBITDA was $3.7 billion. EPS was $1.92.

Forward Looking Statements:

This press release may contain projections and other forward-looking statements regarding future events or the future financial performance of OAO Severstal (Severstal). Forward looking statements are identified by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might”, the negative of such terms, or other similar expressions. Severstal wishes to caution you that these statements are only predictions and that actual events or results may differ materially. Severstal does not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Factors that could cause the actual results to differ materially from those contained in projections or forward-looking statements of Severstal may include, among others, general economic conditions in the markets in which Severstal operates, the competitive environment in, and risks associated with operating in, such markets, market change in the steel and mining industries, as well as many other risks affecting Severstal and its operations.

Additional Information and Where to Find it

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER FOR ESMARK’S COMMON STOCK. THE TENDER OFFER IS BEING MADE PURSUANT TO A TENDER OFFER STATEMENT ON SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER RELATED TENDER OFFER MATERIALS) FILED BY SEVERSTAL WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) ON MAY 30, 2008, AS AMENDED.  THESE MATERIALS, AS THEY MAY BE AMENDED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER, THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. INVESTORS AND STOCKHOLDERS CAN OBTAIN A FREE COPY

OF THESE MATERIALS AND OTHER DOCUMENTS FILED BY SEVERSTAL WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE TENDER OFFER MATERIALS MAY ALSO BE OBTAINED FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER, MACKENZIE PARTNERS, INC. (800) 322-2885 (TOLL-FREE) OR (212) 929-5500 (COLLECT).

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For further information:

Severstal

Dmitry Druzhinin, Investor Relations

Olga Antonova, Public Relations

+7 495 540 7766

Taylor Rafferty

Michael Henson

+1 212 889 4350 (o)

+1 917 902 0767 (m)

John Dudzinsky

+1 212 889 4350 (o)

+1 646 715 2980 (m)